December 6, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Patsy Mengiste Document Control — EDGAR

RE:	RiverSource Series Trust
Columbia Absolute Return Currency and Income Fund
Columbia AMT-Free Tax-Exempt Bond Fund
Columbia Asia Pacific ex-Japan Fund
Columbia Diversified Bond Fund
Columbia Diversified Equity Income Fund
Columbia Dividend Opportunity Fund
Columbia Emerging Markets Bond Fund
Columbia Emerging Markets Opportunity Fund
Columbia Equity Value Fund
Columbia European Equity Fund
Columbia Floating Rate Fund
Columbia Frontier Fund
Columbia Global Bond Fund
Columbia Global Equity Fund
Columbia Global Extended Alpha Fund
Columbia Government Money Market Fund
Columbia High Yield Bond Fund
Columbia Income Builder Fund
Columbia Income Opportunities Fund
Columbia Inflation Protected Securities Fund
Columbia Large Core Quantitative Fund
Columbia Large Growth Quantitative Fund
Columbia Large Value Quantitative Fund
Columbia Limited Duration Credit Fund
Columbia Mid Cap Growth Opportunity Fund
Columbia Mid Cap Value Opportunity Fund
Columbia Minnesota Tax-Exempt Fund
Columbia Money Market Fund
Columbia Multi-Advisor International Value Fund
Columbia Multi-Advisor Small Cap Value Fund
Columbia Portfolio Builder Aggressive Fund
Columbia Portfolio Builder Conservative Fund
Columbia Portfolio Builder Moderate Aggressive Fund
Columbia Portfolio Builder Moderate Conservative Fund
Columbia Portfolio Builder Moderate Fund
Columbia Select Large-Cap Value Fund
Columbia Select Smaller-Cap Value Fund
Columbia Seligman Communications and Information Fund
Columbia Seligman Global Technology Fund
Columbia Strategic Allocation Fund
Columbia U.S. Government Mortgage Fund

Post-Effective Amendment No. 16
File No. 333-131683/811-21852

Dear Ms. Mengiste:
Registrant is filing Post-Effective Amendment No. 16 on Form N-1A pursuant to Rule 485(a)(2) to establish new series in connection with the following proposed reorganizations:

		New Series in the	Registrant of the
Existing Series	Existing Registrant	proposed reorganization	proposed reorganization
Columbia Absolute Return Currency and Income Fund	RiverSource Global Series, Inc.	Columbia Absolute Return Currency and Income Fund	RiverSource Series Trust
Columbia AMT-Free Tax-Exempt Bond Fund	RiverSource Tax-Exempt Series, Inc.	Columbia AMT-Free Tax-Exempt Bond Fund	RiverSource Series Trust
Columbia Asia Pacific ex-Japan Fund	RiverSource International Series, Inc.	Columbia Asia Pacific ex-Japan Fund	RiverSource Series Trust
Columbia Diversified Bond Fund	RiverSource Diversified Income Series, Inc.	Columbia Diversified Bond Fund	RiverSource Series Trust
Columbia Diversified Equity Income Fund	RiverSource Investment Series, Inc.	Columbia Diversified Equity Income Fund	RiverSource Series Trust
Columbia Dividend Opportunity Fund	RiverSource Sector Series, Inc.	Columbia Dividend Opportunity Fund	RiverSource Series Trust
Columbia Emerging Markets Bond Fund	RiverSource Global Series, Inc.	Columbia Emerging Markets Bond Fund	RiverSource Series Trust
Columbia Emerging Markets Opportunity Fund	RiverSource Global Series, Inc.	Columbia Emerging Markets Opportunity Fund	RiverSource Series Trust
Columbia Equity Value Fund	RiverSource Strategy Series, Inc.	Columbia Equity Value Fund	RiverSource Series Trust
Columbia European Equity Fund	RiverSource International Series, Inc.	Columbia European Equity Fund	RiverSource Series Trust
Columbia Floating Rate Fund	RiverSource Bond Series, Inc.	Columbia Floating Rate Fund	RiverSource Series Trust
Columbia Frontier Fund	Columbia Frontier Fund, Inc.	Columbia Frontier Fund	RiverSource Series Trust
Columbia Global Bond Fund	RiverSource Global Series, Inc.	Columbia Global Bond Fund	RiverSource Series Trust
Columbia Global Equity Fund	RiverSource Global Series	Columbia Global Equity Fund	RiverSource Series Trust
Columbia Global Extended Alpha Fund	RiverSource Global Series	Columbia Global Extended Alpha Fund	RiverSource Series Trust
Columbia Government Money Market Fund	Columbia Government Money Market Fund, Inc.	Columbia Government Money Market Fund	RiverSource Series Trust
Columbia High Yield Bond Fund	RiverSource High Yield Income Series, Inc.	Columbia High Yield Bond Fund	RiverSource Series Trust
Columbia Income Builder Fund	RiverSource Income Series, Inc.	Columbia Income Builder Fund	RiverSource Series Trust
Columbia Income Opportunities Fund	RiverSource Bond Series, Inc.	Columbia Income Opportunities Fund	RiverSource Series Trust
Columbia Inflation Protected Securities Fund	RiverSource Bond Series, Inc.	Columbia Inflation Protected Securities Fund	RiverSource Series Trust
Columbia Large Core Quantitative Fund	RiverSource Large Cap Series, Inc.	Columbia Large Core Quantitative Fund	RiverSource Series Trust
Columbia Large Growth Quantitative Fund	RiverSource Investment Series, Inc.	Columbia Large Growth Quantitative Fund	RiverSource Series Trust
Columbia Large Value Quantitative Fund	RiverSource Investment Series, Inc.	Columbia Large Value Quantitative Fund	RiverSource Series Trust
Columbia Limited Duration Credit Fund	RiverSource Bond Series, Inc.	Columbia Limited Duration Credit Fund	RiverSource Series Trust

		New Series in the	Registrant of the
Existing Series	Existing Registrant	proposed reorganization	proposed reorganization
Columbia Mid Cap Growth Opportunity Fund	RiverSource Equity Series, Inc.	Columbia Mid Cap Growth Opportunity Fund	RiverSource Series Trust
Columbia Mid Cap Value Opportunity Fund	RiverSource Investment Series, Inc.	Columbia Mid Cap Value Opportunity Fund	RiverSource Series Trust
Columbia Minnesota Tax-Exempt Fund	RiverSource Special Tax-Exempt Series Trust	Columbia Minnesota Tax-Exempt Fund	RiverSource Series Trust
Columbia Money Market Fund	RiverSource Money Market Series, Inc.	Columbia Money Market Fund	RiverSource Series Trust
Columbia Multi-Advisor International Value Fund	RiverSource International Managers Series, Inc.	Columbia Multi-Advisor International Value Fund	RiverSource Series Trust
Columbia Multi-Advisor Small Cap Value Fund	RiverSource Managers Series, Inc.	Columbia Multi-Advisor Small Cap Value Fund	RiverSource Series Trust
Columbia Portfolio Builder Aggressive Fund	RiverSource Market Advantage Series, Inc.	Columbia Portfolio Builder Aggressive Fund	RiverSource Series Trust
Columbia Portfolio Builder Conservative Fund	RiverSource Market Advantage Series, Inc.	Columbia Portfolio Builder Conservative Fund	RiverSource Series Trust
Columbia Portfolio Builder Moderate Aggressive Fund	RiverSource Market Advantage Series, Inc.	Columbia Portfolio Builder Moderate Aggressive Fund	RiverSource Series Trust
Columbia Portfolio Builder Moderate Conservative Fund	RiverSource Market Advantage Series, Inc.	Columbia Portfolio Builder Moderate Conservative Fund	RiverSource Series Trust
Columbia Portfolio Builder Moderate Fund	RiverSource Market Advantage Series, Inc.	Columbia Portfolio Builder Moderate Fund	RiverSource Series Trust
Columbia Select Large-Cap Value Fund	Seligman Value Fund Series, Inc.	Columbia Select Large-Cap Value Fund	RiverSource Series Trust
Columbia Select Smaller-Cap Value Fund	Seligman Value Fund Series, Inc.	Columbia Select Smaller-Cap Value Fund	RiverSource Series Trust
Columbia Seligman Communications and Information Fund	Columbia Seligman Communications and Information Fund, Inc.	Columbia Seligman Communications and Information Fund	RiverSource Series Trust
Columbia Seligman Global Technology Fund	Seligman Global Fund Series, Inc.	Columbia Seligman Global Technology Fund	RiverSource Series Trust
Columbia Strategic Allocation Fund	RiverSource Strategic Allocation Series, Inc.	Columbia Strategic Allocation Fund	RiverSource Series Trust
Columbia U.S. Government Mortgage Fund	RiverSource Government Income Series, Inc.	Columbia U.S. Government Mortgage Fund	RiverSource Series Trust
The proposed reorganizations were recently submitted on Schedule 14A in an effort to redomicile the existing series of the Existing Registrants, each of which is either a Minnesota or Maryland business corporation or a Massachusetts business trust, as new series of a single Massachusetts business trust. If the proposed reorganizations are approved by shareholders, each Existing Series will be converted into the corresponding New Series (as identified in the table above) of RiverSource Series Trust. Each New Series will have investment objectives, principal investment strategies and investment policies identical to those of the corresponding Existing Fund.
In accordance with SEC Release No. IC-13768 (February 15, 1984), the above-referenced Registrant requests selective review of this Post-Effective Amendment. This selective review request is made because the Registration Statement is substantially similar to prior filings made by the Existing Registrants on behalf of the Existing Series.
If you have any questions regarding this filing, please contact Joseph L D’Alessandro at 212-850-1703 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Scott R. Plummer Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Series Trust